EXHIBIT 99.6

VOX ANNOUNCES BACK-TO-BACK RECORD QUARTERLY

REVENUES IN Q2 2022 RESULTS

TORONTO, CANADA – August 15, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused precious metals royalty company, is pleased to announce its operating and financial results for the second quarter ended June 30, 2022. All amounts are in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer stated: “We are excited to announce record quarterly royalty receipts, record quarterly revenues, record gross profit and full payback of the Segilola royalty investment within six months of first royalty receipt. Vox’s royalty portfolio continues to develop beyond management expectations particularly in terms of revenue growth and timeline, with numerous assets in construction and others rapidly approaching investment decisions. The acquisition of six new royalties during the quarter covering world-class gold, PGM, iron ore and copper orebodies continues to demonstrate Vox’s commitment to growth at reasonable prices. The business fundamentals and outlook for Vox have never been stronger.”

Second Quarter 2022 Highlights

•	Record gross profit of $1,444,878 and $2,609,171 for the three and six months ended June 30, 2022;
•	Increased producing royalty asset count to six during the quarter, with inaugural revenues received from the Wonmunna iron ore royalty, an uncapped 1.25% to 1.50% GRR (payable at 1.50% for >A$100/t iron ore pricing);
•	Completed the acquisition of six royalties during Q2 2022, including the producing Wonmunna royalty asset;
•	Achieved full revenue payback on the Segilola gold royalty purchase price of C$900,000 during the quarter, within 6 months of first royalty receipt;
•	Strong balance sheet position at quarter end, including:
	o	Cash and accounts receivable of $4,747,167;
	o	Working capital of $2,916,911;
	o	Total assets of $39,805,541; and
•	Purchased and cancelled 70,100 common shares pursuant to the Company’s normal course issuer bid (“NCIB”) during the six months ended June 30, 2022.

Summary of Revenues

Quarterly, year to date, and annual revenue guidance figures are summarized in the below table:

	Income Statement		Total Royalty Receipts
	3 months ended June 30, 2022	6 months ended June 30, 2022 (Fiscal 2022 YTD)	6 months ended June 30, 2022	2022 Annual Guidance
Revenue (US$)	$1,750,754	$3,221,773	$4,636,049	$7,800,000 – $9,400,000(1)

(1)	2022 annual guidance of C$10,000,000 to C$12,000,000, converted to U.S. dollars using spot rate at June 30, 2022, rounded to the nearest $0.1M.

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Summary of Quarterly Results

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
	$	$	$	$
Statement of income and comprehensive income
Revenues	1,750,754	1,314,030	3,221,773	1,854,010
Gross profit	1,444,878	1,053,487	2,609,171	1,532,758
Net income	432,569	2,057,694	192,177	1,440,277
Net income per share	0.01	0.05	0.00	0.04

For complete details, please refer to the Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2022 and 2021 and associated Management Discussion and Analysis for the three and six months ended June 30, 2022, available on SEDAR (www.sedar.com) or on Vox’s website (www.voxroyalty.com).

About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest return on invested capital in the royalty sector. Since the beginning of 2019, Vox has announced 20 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This press release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s anticipated outlook for the fiscal 2022 year, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty portfolio, the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

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Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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